SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRESIDENTIAL LIFE CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

740884104
(CUSIP Number)

Herbert Kurz 511 Gair Street Piermont, NY 10968 (845) 398-0827

with a copy to:

Daniel E. Stoller, Esq. Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square, New York, NY 10036 (212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) PF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,432,284*
	8.	Shared Voting Power See Item 5
	9.	Sole Dispositive Power 2,432,284*
	10.	Shared Dispositive Power See Item 5
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,432,284*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 8.2%*
14.		Type of Reporting Person (See Instructions) IN

_________________________
*    Does not include 6,164,981 shares owned by the Kurz Family Foundation, Ltd.  See Item 5.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edythe Kurz
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 112,977
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 112,977
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 112,977
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 0.4%
14.		Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2009, as amended on October 2, 2009 (the “Filing”), by the Reporting Persons relating to the common stock, par value $0.01 per share, of Presidential Life Corporation, a Delaware corporation (the “Company”).  Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.       Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 6, 2009, Mr. Kurz filed with the Securities and Exchange Commission a preliminary consent solicitation statement in connection with his anticipated solicitation of written consents from the stockholders of the Company to consent to the following actions without a meeting of stockholders, as authorized by the Delaware General Corporation Law:

•
Remove, without cause, all members of the Company’s Board of Directors (the “Board”) (and any person or persons, other than those elected pursuant to the consent solicitation, elected or designated by any of such directors to fill any vacancy or newly created directorship at the time any of the actions proposed to be taken by the consent solicitation become effective), other than Mr. Kurz.

•
Amend Article III, Section 1 of the Company’s Amended and Restated Bylaws (the “Bylaws”) to fix the size of the Board at nine directors, provided that any amendment to the Bylaws by the Board which would change the number of directors constituting the Board would require the vote of at least 75% of the directors then in office.

•
Elect Donna L. Brazile, William J. Flynn, John F. X. Mannion, Donald Shaffer, Douglas B. Sosnik, Daniel M. Theriault, Jerry Warshaw and Cliff L. Wood (each, a “Nominee” and collectively, the “Nominees”) as directors of the Company.

•
Repeal each provision of the Bylaws or amendments to the Bylaws that are adopted after May 13, 2009 (the last date of reported changes) and before the effectiveness of any of the foregoing proposals and the seating of the Nominees on the Board.

Mr. Kurz reserves the right to take any other actions he deems appropriate to protect his rights as a stockholder of the Company.

As disclosed in Mr. Kurz’s preliminary consent solicitation statement, the Nominees, if elected, and Mr. Kurz intend to replace the Company’s current Chief Executive Officer and President, Donald Barnes, with a seasoned, first-class insurance executive.  Mr. Kurz and the Nominees, if elected, intend to form a search committee and to identify and appoint a first-class Chief Executive Officer to run the Company as expeditiously as possible following the election of the Nominees to the Board.

THIS AMENDMENT IS NOT A SOLICITATION OF CONSENTS AND THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER TO CONSENT TO, OR IN ANY OTHER WAY TAKE ACTION WITH RESPECT TO, ANY OF THE MATTERS DESCRIBED ABOVE.  MR. KURZ WILL ONLY OBTAIN CONSENTS PURSUANT TO A DEFINITIVE CONSENT SOLICITATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated:  November 9, 2009

/s/ Herbert Kurz
Herbert Kurz

/s/ Edythe Kurz
Edythe Kurz